SD 3/3/03

03002540

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 2-27-03

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31249

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornburg Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 E. Marcy Street
(No. and Street)

Santa Fe (City) NM (State) 87501 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 24 2003 WASH. D.C. 207 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beckie Hanttula (505) 984-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

PO Box 3939	Albuquerque,	NM	87103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Beckie Hanttula, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornburg Securities Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Beckie Hanttula
Signature

~~Financial / Operations~~ ~~Principal~~
Title

Carolyn M. Briggs
Notary Public Commission Expires: 7/24/04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

6565 Americas Parkway NE, #700
Post Office Box 3939
Albuquerque, NM 87190

Independent Auditors' Report

The Stockholders
Thornburg Securities Corporation:

We audited the accompanying balance sheets of Thornburg Securities Corporation (the Company) (an S Corporation) as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornburg Securities Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 30, 2003

THORNBURG SECURITIES CORPORATION

(an S Corporation)

Financial Statements and Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

and

Independent Auditors' Report on
Internal Control Required by
SEC Rule 17a-5

THORNBURG SECURITIES CORPORATION

Balance Sheets

December 31, 2002 and 2001

Assets		2002	2001
Cash and cash equivalents (including compensating balances of $25,000 in 2002 and 2001)	$	1,685,422	1,626,920
Investment in Thornburg New Mexico Intermediate Municipal Fund (cost of $699,291 in 2002 and $813,293 in 2001)		718,925	830,355
Distributor's commissions receivable		69,253	293,133
Prepaid expenses		4,399	3,312
Investment in NASDAQ stock		3,300	3,300
Property and equipment, net		32,310	24,376
	$	2,513,609	2,781,396
Liabilities and Stockholders' Equity			
Current liabilities:			
Accrued expenses	$	126,868	180,176
Stockholders' equity:			
Class A common stock of $1 par value. Authorized 10,000 shares; issued and outstanding 2,500 shares in 2002 and 2001		2,500	2,500
Class B common stock of $1 par value, nonvoting. Authorized 10,000 shares; issued and outstanding 1,500 shares in 2002 and 2001		1,500	1,500
Additional paid-in capital		1,152,153	1,152,153
Retained earnings		1,230,588	1,445,067
Total stockholders' equity		2,386,741	2,601,220
Contingencies (note 8)			
	$	2,513,609	2,781,396

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION

Statements of Operations

Years ended December 31, 2002 and 2001

		2002	2001
Revenues:			
Distributor's commissions (note 6)	$	595,037	918,461
Interest		44,385	67,943
Gain (loss) on investments, net, including unrealized gains (loss) of $19,633 in 2002 and $(17,062) in 2001		24,894	(1,042)
Customer service		41,160	41,968
Marketing reimbursement (note 3)		2,681,348	2,110,705
Gains on sale of fee rights (note 4)		67,020	169,129
Miscellaneous		4,000	6,998
		3,457,844	3,314,162
Expenses (note 3):			
Commissions		1,172,075	971,612
Salaries		1,009,269	724,467
Bonus		248,748	234,667
Profit sharing (note 5)		226,381	171,713
Payroll taxes		108,300	76,955
Insurance		65,670	24,888
Travel		345,782	245,953
Meals and entertainment		225,912	127,850
Licenses and fees		64,085	70,725
Telephone		59,977	47,063
Legal and accounting		33,313	38,941
Computer		24,650	14,925
DTF Fund Expense		16,139	15,837
Depreciation		13,970	10,534
Contract employment		12,075	4,252
Supplies		11,771	6,297
Training and education		10,934	26,255
Dues and subscriptions		6,662	9,056
Copying		5,975	1,865
Miscellaneous		6,241	24,597
Postage		4,394	2,428
		3,672,323	2,850,880
Net income (loss)	$	(214,479)	463,281

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION

Statements of Stockholders' Equity

Years ended December 31, 2002 and 2001

	Common stock		Additional paid-in capital	Retained earnings	Total stockholders' equity
	Class A	Class B			
Balances at December 31, 2000	2,500	1,500	$ 1,152,153	981,786	2,137,939
Net income	—	—	—	463,281	463,281
Balances at December 31, 2001	2,500	1,500	1,152,153	1,445,067	2,601,220
Net loss	—	—	—	(214,479)	(214,479)
Balances at December 31, 2002	2,500	1,500	$ 1,152,153	1,230,588	2,386,741

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION

Statements of Cash Flows

Years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income (loss)	$ (214,479)	463,281
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	13,970	10,534
(Gain) loss on investments	(24,894)	1,042
Change in certain assets and liabilities:		
Distributor's commissions receivable	223,880	631
Prepaid expenses	(1,087)	(1,040)
Accrued expenses	(53,308)	61,252
Net cash flows provided by (used in) operating activities	(55,918)	535,700
Cash flows from investing activities:		
Purchase of property and equipment	(21,904)	(16,972)
Proceeds from sales of investments	1,798,540	2,537,242
Purchases of investments	(1,662,216)	(2,458,370)
Net cash flows provided by investing activities	114,420	61,900
Net increase in cash and cash equivalents	58,502	597,600
Cash and cash equivalents at beginning of year	1,626,920	1,029,320
Cash and cash equivalents at end of year	$ 1,685,422	1,626,920

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2002 and 2001

(1) **Summary of Significant Accounting Policies**

(a) Nature of Business

Thornburg Securities Corporation (the Company), a Delaware corporation, is the distributor for the shares of Thornburg Limited Term Municipal Fund, Inc. (the Fund) and the Thornburg Investment Trust (the Trust). The Fund is a Maryland corporation and the Trust is a Massachusetts business trust.

The primary source of revenue for the Company (not including marketing reimbursements, see note 3) is distributor commissions. In addition, the Company also serves as an introducing broker for certain nonmutual fund transactions.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934, engaged in the business of general securities brokerage and the rendering of other financial services related to its general securities business. Accounts are offered on a fully disclosed basis through contractual agreements with clearing brokers.

(b) Investment Securities

Shares of Thornburg New Mexico Intermediate Municipal Fund are stated at market value, and unrealized gains or losses are recognized in the statements of operations interest income is recorded as earned.

(c) Property and Equipment

Property and equipment are stated at cost. Depreciation on all property and equipment is computed using an accelerated method based upon useful lives of five to seven years. Cost of repairs and maintenance are charged to expense as incurred.

(d) Income Taxes

The Company is treated as an S Corporation for income tax purposes whereby the income or loss of the Company is reflected in the individual tax returns of its stockholders. Accordingly, the financial statements do not reflect federal and state income taxes.

(e) Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers investments in highly liquid interest-bearing accounts to be cash equivalents. Cash equivalents of $1,391,487 and $1,244,632 consist of shares in money market mutual funds at December 31, 2002 and 2001, respectively.

(f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

(2) Stock Ownership

All of the Company's outstanding Class A common stock and 3% of its outstanding Class B common stock is held by one individual (the director), in addition to 27% of the Company's outstanding Class B common stock being held in trust for the benefit of that individual's descendant.

(3) Transactions with Related Parties

The Fund and the Trust were organized and formed by the Company and Thornburg Investment Management, Inc. (TIM). TIM is an affiliate, which is wholly owned by the Company's stockholders. During the normal course of operations, the Company incurs costs related to the marketing and sales of the funds. As determined by written agreement between the Company and TIM, TIM reimburses certain of these marketing and sales costs. These costs were $2,656,575 and $2,110,705 for the years ended December 31, 2002 and 2001, respectively, and are included in various expense categories in the accompanying statements of operations. Also see note 4.

The Company also performs certain marketing functions related to Thornburg Mortgage Home Loans Inc. (TMHL), a related company. As determined by written agreement between the Company and TMHL, TMHL reimburses these marketing costs. These costs were $24,773 for the year ended December 31, 2002, and are included in various expense categories in the accompanying statements of operations.

(4) Sale of Fee Rights

During 2000, the Company entered into an agreement to sell the rights to receive contingent deferred sales charges, other fees, and prepaid commissions associated with certain Class B shares of the Thornburg Funds to an unrelated party on an ongoing basis. Pursuant to the agreement, the Company retained servicing responsibilities for which it will receive annual servicing fees of $4,000. The Company recognized gains of $67,020 and $169,129 on these transactions in 2002 and 2001, respectively.

During 2000, the Company entered into an agreement to sell the rights to receive contingent deferred sales charges, other fees, and prepaid commissions associated with certain Class C shares of the Thornburg Funds to TIM on an ongoing basis. Pursuant to the agreement, the Company sold the rights with a book value of approximately $2,080,000 and $2,415,000 in 2002 and 2001, respectively, and retained the servicing responsibilities.

(5) Profit-sharing Plan

The Company sponsors a profit-sharing plan for which substantially all employees are eligible. Annual contributions are made in the amounts determined by the Company's director. During 2002 and 2001, the Company made contributions of approximately $220,000 and $136,000, respectively, on behalf of its employees. Under the provisions of the plan, participants begin vesting in benefits after two years and are fully vested upon completion of six years of service.

(6) Lease Fund Limited Partners

In 1983, the Company and TIM entered into an agreement with Lease Fund Limited Partners (LFP) whereby LFP agreed to purchase shares of the Fund and pay certain start-up costs of the Fund in exchange for a percentage of the Company's and TIM's combined future net cash flow, as defined in the agreement.

(Continued)

The Company's and TIM's total expense related to LFP was $196,089 in 2002 and $141,954 in 2001. The Company's allocated portion, based on cash basis activity, of the total expense (income) related to LFP was $(12,341) in 2002 and $(12,589) in 2001. These income amounts are included in distributor's commissions in the accompanying statements of operations.

During 2002, an agreement was reached whereby TIM purchased LFP's interest, effectively eliminating the obligation to make any further payments to LFP.

(7) Net Capital Requirements

As a registered broker-dealer, the Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 at December 31, 2002 and 2001. The Company exceeded its $100,000 requirement by $2,065,579 and $2,070,428, and had aggregate indebted to net capital ratios of 0.06 to 1 and 0.08 to 1, at December 31, 2002 and 2001, respectively.

(8) Contingencies

In the normal course of business, the Company is subject to claims, litigation, investigations, and proceedings. Management of the Company believes that such matters will not have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

(9) Subordinate Liabilities

As of and during the years ended December 31, 2002 and 2001, the Company had no liabilities subordinated to the claims of general creditors.

(Continued)

Schedule

THORNBURG SECURITIES CORPORATION

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2002

Net capital:		
Total stockholders' equity	$	2,386,741
Deduct:		
Assets which are not readily convertible into cash		(105,007)
Haircuts on money market funds and investment securities		(78,155)
Excess deductible portion of liability insurance		(38,000)
Net capital		2,165,579
Minimum net capital required		100,000
Excess net capital	$	2,065,579
Aggregate indebtedness – current liabilities	$	126,868
Ratio of aggregate indebtedness to net capital		.06 to 1

The above computation of net capital agrees with the computation of the Company on FOCUS Form X-17A-5, Part IIA, as of December 31, 2002, filed by the Company on January 15, 2003.

See accompanying independent auditors' report.

THORNBURG SECURITIES CORPORATION

Internal Control Report Required by SEC

December 31, 2002

KPMG

6565 Americas Parkway NE, #700
Post Office Box 3939
Albuquerque, NM 87190

Independent Auditors' Report on the Internal Control Required by SEC Rule 17a-5

The Stockholders
Thornburg Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of Thornburg Securities Corporation (the Company) (an S Corporation) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 30, 2003